Exhibit 99.1

Cellect Biotechnology Ltd.

(the “Company”)

September 25, 2016

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	3 Ahuzat Bayit St.
Jerusalem, 95464	Tel Aviv, 65202

Via MAGNA	Via MAGNA

To Whom It May Concern:

Re: Submission of Request for Patent Registration

in the Field of Stem Cell Separation

The Company is pleased to announce that we have submitted a request for a patent (under the Patent Coordination Treaty, or PCT) regarding extraction of mesenchymal stem cells and separation of the stem cells from adult adipose cells. The Company is developing capabilities for extraction of mesenchymal stem cells of significant quality, concentrations, and quantities from adipose cells, a technology, which, to the best of the Company’s knowledge, does not currently exist. This capability will allow for nearly unlimited production of stem cells for many applications, such as orthopedic medicine, dentistry, dermato-cosmetics, and even for decreasing the risk of transplant rejections. The submission is the result of extensive efforts that have taken place over the course of two years through collaborations with academic centers. The patent, once registered, will be the exclusive property of the Company and will protect the unique technology developed by the Company, along with the 8 patent families that were submitted around the world. The Company’s main patent from these groups was recently accepted in Canada, thereby completing the registration of the patent around the world.

This process is in addition to the Company’s main efforts, which deal with stem cells from the hematopoietic system for the purpose of bone marrow transplants. The cell selection process, which the Company has begun to implement in a clinic trial in patients, aims to prevent the severe and sometimes even fatal side effects associated with the transplant of mature immune system cells from the donor’s bone marrow. These side effects result from the interaction between the donor’s immune systems, which is seen as double rejection of the immune systems. Cellect’s technology allows for selective destruction of the mature immune cells from the donor’s bone marrow thereby preventing the side effects that result from the bone marrow transplant. One week ago, the Company received approval from the Ministry of Health to begin the first clinical trial of its kind in humans. The trial, which will be held at the Rambam Medical Center in collaboration with Shaarey Tzedek Hospital, will include bone marrow transplants using Cellect’s cell selection technology, “Powered by Cellect”.

This new technological pillar is part of the foundation of the patent that was recently submitted and significantly increases the variety of cell types that can be used, thereby covering the majority of products that based on stem cells that are currently under development. The range of methods for stem cell production from different sources allows for the integration of Cellect’s technologies in the foundations of production of a wide range of stem cell-based products.

Cellect Biotechnology Ltd.

Signed by Shai Yarkoni
Company CEO and Director